Exhibit 12

AMC NETWORKS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income taxes	$454,825	$582,794	$397,028	$469,001	$222,274
Fixed charges	133,437	136,748	137,890	121,073	132,716
Total earnings as adjusted	$588,262	$719,542	$534,918	$590,074	$354,990
Fixed Charges:
Interest Expense (*)	$123,632	$128,135	$130,262	$115,860	$127,778
Portion of rents representative of an interest factor	9,805	8,613	7,628	5,213	4,938
Total fixed charges	$133,437	$136,748	$137,890	$121,073	$132,716
Ratio of Earnings to Fixed Charges	4.4	5.3	3.9	4.9	2.7

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.